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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of April, 2003
                         Commission File Number 0-31943

                                  IMAGICTV INC.
                 (Translation of registrant's name into English)

                              ONE BRUNSWICK SQUARE
                            14TH FLOOR, P.O. BOX 303
                    SAINT JOHN, NEW BRUNSWICK, CANADA E2L 3Y2
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F    |X|    Form 40-F ______

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes ______          No    |X|

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

================================================================================
         This Form 6-K is being furnished pursuant to the Securities Exchange Act of 1934, as amended, and is incorporated by reference into the Registration Statement on Form S-8 (Reg. No. 333-53910) of ImagicTV Inc. and the related prospectus.


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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                       IMAGICTV INC.
                                       ----------------------------------------
                                       (Registrant)


Date:   April 4, 2003                  By: /s/ Jeff White
                                          ------------------------------------
                                          Jeff White
                                          Chief Financial Officer





                                       2

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               DOCUMENTS FILED AS PART OF THIS REPORT ON FORM 6-K

DOCUMENT                  DESCRIPTION OF DOCUMENT
--------                  -----------------------
1.                        Form of Proxy for Use by Registered Holders of Common
                          Shares of ImagicTV Inc. at the Special Meeting of
                          Securityholders to be held on April 23, 2003.

2. Form of Proxy for Use by Holders of Options to Purchase Common Shares of ImagicTV Inc. at the Special Meeting of Securityholders to be held on April 23, 2003.



                                       3

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                                   DOCUMENT 1
                                   ----------

  FORM OF PROXY FOR USE BY REGISTERED HOLDERS OF COMMON SHARES OF IMAGICTV INC.
     AT THE SPECIAL MEETING OF SECURITYHOLDERS TO BE HELD ON APRIL 23, 2003




                                       4

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                                 IMAGICTV INC.

                         PROXY FOR COMMON SHAREHOLDERS
               FOR USE AT THE SPECIAL MEETING OF SECURITYHOLDERS
                          TO BE HELD ON APRIL 23, 2003
                          AND ANY AND ALL ADJOURNMENTS

              THIS PROXY FORM IS APPLICABLE ONLY TO THE HOLDERS OF
                         COMMON SHARES OF IMAGICTV INC.

  SOLICITED BY MANAGEMENT FOR USE AT THE SPECIAL MEETING OF SECURITYHOLDERS OF
                                 IMAGICTV INC.

The undersigned holder of common shares of IMAGICTV INC. (the "Corporation") hereby appoints PETER G. JOLLYMORE, Chairman of the Corporation, or failing him, GERALD L. POND, President and Chief Executive Officer of the Corporation, or failing him, SUE MACQUARRIE, Corporate Secretary of the Corporation, or instead of any of the foregoing,  ..... as proxyholder, with full power of substitution,

                                  to attend, act and vote for and on behalf of the undersigned in respect of all common shares of the Corporation registered in the name of the undersigned and in respect of all matters that may properly come before the Special Meeting of Securityholders of the Corporation (the "Meeting") to be held on Wednesday, April 23, 2003 at 9:00 a.m. (Atlantic time) in Ballrooms B and C at the Delta Brunswick Hotel, 39 King Street, Saint John, New Brunswick E2L 4W3, Canada and at any and all adjournments thereof, and the undersigned hereby revokes any proxy previously given to attend, act and vote at the Meeting for the undersigned or any and all adjournments thereof. The said proxyholder is instructed to vote as specified below:

                                  1.  VOTE FOR  / /  or VOTE AGAINST  / /  (or
                                    if no specification is made, VOTE FOR)
                                    passing the special resolution, the text of which is attached as Appendix A to the management proxy circular (the "Circular"), approving the plan of arrangement involving the Corporation and its Securityholders (the "Arrangement Resolution"); and

                                  2.  On any amendments or variations to the
                                    Arrangement Resolution and on any other
                                    matters that may properly come before the Meeting or any and all adjournments thereof, in such manner as the said proxyholder may see fit.

                                  DATED this ________ day
                                  of _________________________ , 2003.

                                  ______________________________________________
                                Signature of shareholder, authorized
                                representative or attorney

                                  ______________________________________________
                                Signature of jointholder (if any)

                                  ______________________________________________
                                Please print name(s) of shareholder

                                NOTE: If this proxy is not dated in the space above, it will be deemed to bear the date on which it is mailed by the Corporation.

                                PLEASE SEE THE BACK SIDE OF THIS PAGE FOR
                                INSTRUCTIONS.

INSTRUCTIONS

1. IF YOU ARE UNABLE TO ATTEND THE MEETING, BUT WISH TO BE REPRESENTED, YOU HAVE THE RIGHT TO APPOINT A PERSON OTHER THAN THE PERSONS DESIGNATED IN THIS PROXY, WHO NEED NOT BE A SHAREHOLDER, TO ATTEND AND VOTE ON YOUR BEHALF. IF YOU USE THIS PROXY, BUT WISH TO APPOINT SOME PERSON OTHER THAN THE PERSONS DESIGNATED IN THIS PROXY, YOU MUST STRIKE OUT THEIR NAMES AND INSERT THE NAME OF THAT OTHER PERSON IN THE BLANK SPACE PROVIDED. THE PROXYHOLDER MUST ATTEND THE MEETING IN ORDER TO VOTE ON YOUR BEHALF.

2. YOU SHOULD INDICATE YOUR CHOICE ON THE ARRANGEMENT RESOLUTION BY CHECKING THE APPROPRIATE BOX. THE COMMON SHARES OF THE CORPORATION REPRESENTED BY THIS PROXY WILL BE VOTED ON ANY MOTION, BY BALLOT OR OTHERWISE, IN ACCORDANCE WITH ANY INDICATED INSTRUCTIONS. IF NO CHOICE IS SPECIFIED OR IN THE ABSENCE OF INSTRUCTIONS, SUCH COMMON SHARES OF THE CORPORATION WILL BE VOTED IN FAVOUR OF THE APPROVAL OF THE ARRANGEMENT RESOLUTION.

3. IF ANY AMENDMENT OR VARIATION TO THE MATTERS IDENTIFIED IN THE NOTICE OF MEETING WHICH ACCOMPANIES THIS PROXY IS PROPOSED AT THE MEETING OR AT ANY AND ALL ADJOURNMENTS THEREOF, OR IF ANY OTHER MATTERS PROPERLY COME BEFORE THE MEETING OR ANY AND ALL ADJOURNMENTS THEREOF, THIS PROXY CONFERS DISCRETIONARY AUTHORITY TO VOTE ON ANY SUCH AMENDMENT OR VARIATION OR SUCH OTHER MATTERS ACCORDING TO THE BEST JUDGEMENT OF THE APPOINTED PROXYHOLDER.

4. If the shareholder is an individual, please sign exactly as your shares are registered. If the shareholder is a corporation, this proxy must be executed by a duly authorized officer or attorney of the shareholder and, if the corporation has a corporate seal, its corporate seal should be affixed. If shares are registered in the name of an executor, administrator or trustee, please sign exactly as the shares are registered. If the shares are registered in the name of a deceased shareholder, the shareholder's name should be printed in the space provided, the proxy should be signed by the legal representative with his or her name printed below his or her signature and evidence of authority to sign on behalf of the shareholder should be attached to this proxy.

5. Registered holders of shares are entitled to dissent from the Arrangement Resolution in accordance with the dissent procedures (the "Dissent Procedures") set out in the section entitled "Dissenting Shareholder Rights" in the accompanying Circular and as set out in the section entitled "Rights of Dissent" in the Plan of Arrangement attached as Appendix B to the Circular. THE DISSENT PROCEDURES REQUIRE THAT A REGISTERED HOLDER OF COMMON SHARES OF THE CORPORATION WHO WISHES TO DISSENT MUST PROVIDE A WRITTEN OBJECTION TO THE ARRANGEMENT RESOLUTION ("DISSENT NOTICE") TO THE CORPORATION PRIOR TO 5:00 P.M. (TORONTO TIME) ON THE BUSINESS DAY PRECEDING THE MEETING. IT IS IMPORTANT THAT SHAREHOLDERS STRICTLY COMPLY WITH THIS REQUIREMENT WHICH IS DIFFERENT FROM THE STATUTORY DISSENT PROVISIONS OF THE CANADA BUSINESS CORPORATIONS ACT THAT WOULD PERMIT A DISSENT NOTICE TO BE PROVIDED AT OR PRIOR TO THE MEETING. A shareholder may only exercise the right to dissent in respect of shares which are registered in that shareholder's name. In many cases, shares beneficially owned by a holder (a "Beneficial Holder") are registered in the name of a securities dealer or broker or other intermediary, or a clearing agency. Shareholders, including Beneficial Holders, who wish to dissent should carefully review the Dissent Procedures. THE FAILURE TO STRICTLY COMPLY WITH THE DISSENT PROCEDURES MAY RESULT IN THE LOSS OR UNAVAILABILITY OF THE RIGHT TO DISSENT.

6. All shareholders should refer to the accompanying Circular for further information regarding the completion and use of this proxy and other information pertaining to the Meeting.

7. To be valid, this proxy must be dated and signed by you, as the registered holder of common shares of the Corporation, or a person named as a proxyholder in respect of the Meeting in an omnibus proxy containing a power of substitution, or your authorized representative or attorney.

8.  This form of proxy must be received by CIBC Mellon Trust Company, Attention:
    Proxy Department, PO Box 12005 STN BRM B, Toronto, Ontario M7Y 2K5 or received by the Secretary of the Corporation at One Brunswick Square, PO Box 303, Saint John, New Brunswick E2L 3Y2 before 5:00 p.m. (Atlantic time) on April 22, 2003 or at such time or the last business day preceding the date of any adjournment of the Meeting, if applicable, or deposited with the chair of the Meeting before the commencement of the Meeting or any adjournment thereof. Enquiries regarding using this form of proxy can be made to CIBC Mellon Trust Company at 1-800-387-0825 or 416-643-5500.

                   THIS IS YOUR PROXY. PLEASE COMPLETE, FOLD
                      AND RETURN IT IN THE POSTAGE PREPAID
                         ENVELOPE PROVIDED, OR BY FAX.

                           CIBC MELLON TRUST COMPANY
                             PO BOX 12005 STN BRM B
                        TORONTO, ONTARIO, CANADA M7Y 2K5
                          ATTENTION: PROXY DEPARTMENT

                               Fax: 416-368-2502
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                                   DOCUMENT 2
                                   ----------

                       FORM OF PROXY FOR USE BY HOLDERS OF
                  OPTIONS TO PURCHASE COMMON SHARES OF IMAGICTV
     AT THE SPECIAL MEETING OF SECURITYHOLDERS TO BE HELD ON APRIL 23, 2003





                                       5
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                                 IMAGICTV INC.

                            PROXY FOR OPTIONHOLDERS
               FOR USE AT THE SPECIAL MEETING OF SECURITYHOLDERS
                          TO BE HELD ON APRIL 23, 2003
                          AND ANY AND ALL ADJOURNMENTS

              THIS PROXY FORM IS APPLICABLE ONLY TO THE HOLDERS OF
               OPTIONS TO PURCHASE COMMON SHARES OF IMAGICTV INC.

  SOLICITED BY MANAGEMENT FOR USE AT THE SPECIAL MEETING OF SECURITYHOLDERS OF
                                 IMAGICTV INC.

The undersigned holder of options to purchase common shares of IMAGICTV INC. (the "Corporation") hereby appoints PETER G. JOLLYMORE, Chairman of the Corporation, or failing him, GERALD L. POND, President and Chief Executive Officer of the Corporation, or failing him, SUE MACQUARRIE, Corporate Secretary of the Corporation, or instead of any of the foregoing,  ....... as proxyholder, with full power

                                  of substitution, to attend, act and vote for and on behalf of the undersigned in respect of all options to purchase common shares of the Corporation registered in the name of the undersigned and in respect of all matters that may properly come before the Special Meeting of Securityholders of the Corporation (the "Meeting") to be held on Wednesday, April 23, 2003 at 9:00 a.m. (Atlantic time) in Ballrooms B and C at the Delta Brunswick Hotel, 39 King Street, Saint John,
                                  New Brunswick E2L 4W3, Canada and at any and all adjournments thereof, and the undersigned hereby revokes any proxy previously given to attend, act and vote at the Meeting for the undersigned or any and all adjournments thereof. The said proxyholder is instructed to vote as specified below:

                                  1.  VOTE FOR  / /  or VOTE AGAINST  / /  (or
                                    if no specification is made, VOTE FOR)
                                    passing the special resolution, the text of which is attached as Appendix A to the management proxy circular (the "Circular"), approving the plan of arrangement involving the Corporation and its Securityholders (the "Arrangement Resolution"); and

                                  2.  On any amendments or variations to the
                                    Arrangement Resolution and on any other
                                    matters that may properly come before the Meeting or any and all adjournments thereof, in such manner as the said proxyholder may see fit.

                                  DATED this ________ day
                                  of _________________________ , 2003.

                                  ______________________________________________
                                Signature of optionholder, authorized
                                representative or attorney

                                  ______________________________________________
                                Please print name

                                NOTE: If this proxy is not dated in the space above, it will be deemed to bear the date on which it is mailed by the Corporation.

                                PLEASE SEE THE BACK SIDE OF THIS PAGE FOR
                                INSTRUCTIONS.

INSTRUCTIONS

1. IF YOU ARE UNABLE TO ATTEND THE MEETING, BUT WISH TO BE REPRESENTED, YOU HAVE THE RIGHT TO APPOINT A PERSON OTHER THAN THE PERSONS DESIGNATED IN THIS PROXY, WHO NEED NOT BE A SHAREHOLDER OR OPTIONHOLDER, TO ATTEND AND VOTE ON YOUR BEHALF. IF YOU USE THIS PROXY, BUT WISH TO APPOINT SOME PERSON OTHER THAN THE PERSONS DESIGNATED IN THIS PROXY, YOU MUST STRIKE OUT THEIR NAMES AND INSERT THE NAME OF THAT OTHER PERSON IN THE BLANK SPACE PROVIDED. THE PROXYHOLDER MUST ATTEND THE MEETING IN ORDER TO VOTE ON YOUR BEHALF.

2. YOU SHOULD INDICATE YOUR CHOICE ON THE ARRANGEMENT RESOLUTION BY CHECKING THE APPROPRIATE BOX. THE OPTIONS TO PURCHASE COMMON SHARES OF THE CORPORATION REPRESENTED BY THIS PROXY WILL BE VOTED ON ANY MOTION, BY BALLOT OR OTHERWISE, IN ACCORDANCE WITH ANY INDICATED INSTRUCTIONS. IF NO CHOICE IS SPECIFIED OR IN THE ABSENCE OF INSTRUCTIONS, SUCH OPTIONS TO PURCHASE COMMON SHARES OF THE CORPORATION WILL BE VOTED IN FAVOUR OF THE APPROVAL OF THE ARRANGEMENT RESOLUTION.

3. IF ANY AMENDMENT OR VARIATION TO THE MATTERS IDENTIFIED IN THE NOTICE OF MEETING WHICH ACCOMPANIES THIS PROXY IS PROPOSED AT THE MEETING OR AT ANY AND ALL ADJOURNMENTS THEREOF, OR IF ANY OTHER MATTERS PROPERLY COME BEFORE THE MEETING OR ANY AND ALL ADJOURNMENTS THEREOF, THIS PROXY CONFERS DISCRETIONARY AUTHORITY TO VOTE ON ANY SUCH AMENDMENT OR VARIATION OR SUCH OTHER MATTERS ACCORDING TO THE BEST JUDGEMENT OF THE APPOINTED PROXYHOLDER.

4. Please sign exactly the name under which you have been granted the options to purchase common shares of the Corporation.

5. Optionholders are entitled to one vote for each share underlying their options, whether vested or unvested.

6. All optionholders should refer to the accompanying Circular for further information regarding the completion and use of this proxy and other information pertaining to the Meeting.

7. To be valid, this proxy must be dated and signed by you, as the holder of options to purchase common shares of the Corporation, or your authorized representative or attorney.

8.  This form of proxy must be received by CIBC Mellon Trust Company, Attention:
    Proxy Department, PO Box 12005 STN BRM B, Toronto, Ontario M7Y 2K5 or received by the Secretary of the Corporation at One Brunswick Square, PO
    Box 303, Saint John, New Brunswick E2L 3Y2 before 5:00 p.m. (Atlantic time) on April 22, 2003 or at such time or the last business day preceding the date of any adjournment of the Meeting, if applicable, or deposited with the chair of the Meeting before the commencement of the Meeting or any adjournment thereof. Enquiries regarding using this form of proxy can be made to CIBC Mellon Trust Company at 1-800-387-0825 or 416-643-5500.

                   THIS IS YOUR PROXY. PLEASE COMPLETE, FOLD
                      AND RETURN IT IN THE POSTAGE PREPAID
                         ENVELOPE PROVIDED, OR BY FAX.

                           CIBC MELLON TRUST COMPANY
                             PO BOX 12005 STN BRM B
                        TORONTO, ONTARIO, CANADA M7Y 2K5
                          ATTENTION: PROXY DEPARTMENT

                               Fax: 416-368-2502